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         As filed with the Securities and Exchange Commission on June 19, 2001.


                                    FORM N-8F
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                   Application Pursuant to Section 8(f) of the
                     Investment Company Act of 1940 ("Act")
                  and Rule 8f-1 Thereunder for Order Declaring
                 that a Registered Investment Company has Ceased
                    to be an Investment Company under the Act

                             BARTLETT CAPITAL TRUST
                               (Name of Applicant)

                               File No.: 811-03613
                (Securities and Exchange Commission File Number)


                              36 East Fourth Street
                             Cincinnati, Ohio 45202
                     (Address of Principal Executive Office)




                   Copies of all Communications and Orders to:

Marie K. Karpinski                               Arthur J. Brown, Esq.
Legg Mason Wood Walker, Incorporated             Rachael M. Zufall, Esq.
100 Light Street                                 Kirkpatrick & Lockhart LLP
Baltimore, MD  21202                             1800 Massachusetts Avenue, N.W.
                                                 Washington, D.C.  20036-1800

I.       GENERAL IDENTIFYING INFORMATION

1.       Reason   fund  is  applying  to   deregister   (check  ONLY  ONE;   for
         descriptions, SEE Instruction 1 above):

         [x]      Merger
         [ ]      Liquidation
         [ ]      Abandonment of Registration
                  (Note: Abandonments of Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
         [ ]      Election of status as a Business Development Company
                  (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.       Name of fund:  Bartlett Capital Trust

3.       Securities and Exchange Commission File No.: 811-03613

4.       Is this an initial Form N-8F or an amendment to a previously filed Form
         N-8F?

         [x]      Initial Application        [ ]     Amendment

5. Address of Principal Executive Office (include No. and Street, City, State, Zip Code):

         36 East Fourth Street
         Cincinnati, Ohio  45202

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

         Arthur J. Brown, Esq.
         Rachael M. Zufall, Esq.
         1800 Massachusetts Avenue, N.W.
         Washington, D.C.  20036-1800

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

         Marie K. Karpinski
         c/o Legg Mason Funds Accounting
         100 Light Street
         Baltimore, Maryland 21202

         NOTE:  ONCE  DEREGISTERED,  A FUND IS STILL  REQUIRED TO  MAINTAIN  AND

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         PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS
         SPECIFIED IN THOSE RULES.

8.       Classification of fund (check only one):

                  [x]      Management company;
                  [  ]     Unit investment trust; or
                  [  ]     Face-amount certificate company.

9.       Subclassification if the fund is a management company (check only one):

                  [x]      Open-end         [  ]     Closed-end

10. State law under which the fund was organized or formed (E.G., Delaware or Massachusetts):

         The fund was organized as a Massachusetts business trust.

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         Bartlett & Co., the fund's investment adviser, is located at 36 East Fourth Street, Cincinnati, Ohio 45202. Gray, Seifert & Co., Inc., 380 Madison Avenue, New York, New York 10017, was sub-adviser to a series of the fund, Bartlett Financial Services Fund, until that series merged out of existence on October 5, 1999. Lombard Odier International Portfolio Management Limited, 3 Waterhouse Square, 142 Holburn, London EC1N 2NT, England, was sub-adviser to a series of the fund, Bartlett Europe Fund, until that series merged out of existence on October 5, 1999.

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those principal underwriters have been terminated:

         LM Financial Partners, Inc. (formerly known as BFP Financial Partners, Inc.), 100 Light Street, Baltimore, Maryland 21202, has been the fund's principal underwriter since July 18, 1997.

13.      If the fund is a unit investment trust ("UIT") provide:

         (a) Depositor's name(s) and address(es):

         (b) Trustee's name(s) and address(es):

         Not applicable.

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (E.G., an insurance company separate account)?

         [ ]   Yes         [x]  No

         If Yes, for each UIT state:
         Name(s):
         File No.:  811-______
         Business Address:

         Not applicable.

15.      (a)   Did  the  fund  obtain  approval  from  the  board  of  directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

               [x]   Yes    [ ] No

               If Yes, state the date on which the board vote took place:

               Approvals for the mergers involving Bartlett Basic Value Fund and Bartlett Value International Fund were obtained on October 30, 2000.

               If No, explain:

          (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

               [x]  Yes          [  ]  No

               If Yes, state the date on which the shareholder vote took place:

               Shareholder approvals for the mergers involving Bartlett Basic Value Fund and Bartlett Value International Fund were obtained on March 9, 2001.

               If No, explain:


II.      DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

              [x]  Yes          [  ]  No

         (a)   If  Yes,   list  the   date(s)  on  which  the  fund  made  those
               distributions:

               Distribution of assets were made to the shareholders of Bartlett Basic Value Fund on March 16, 2001 and to the shareholders of Bartlett Value International Fund on March 23, 2001.

         (b)   Were the distributions made on the basis of net assets?

               [x]  Yes          [  ]  No

         (c)   Were the distributions made PRO RATA based on share ownership?

               [x]  Yes          [  ]  No

         (d)   Not applicable.

         (e)   Not applicable.

17.      CLOSED-END FUNDS ONLY:
         Has the fund issued senior securities?  Not Applicable.

                  [  ]  Yes         [  ]  No

         If  Yes,  describe  the  method  of  calculating   payments  to  senior
         securityholders   and   distributions   to  other   shareholders:   Not
         Applicable.

18.      Has the fund distributed ALL of its assets to the fund's shareholders?

                  [x]  Yes          [  ]  No

         (a) If No, How many shareholders does the fund have as of the date this form is filed?
         (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

                  [  ]  Yes         [x]  No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:


III.     ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (SEE QUESTION 18 ABOVE)

                  [  ] Yes          [x] No


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

         If Yes,

         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         (b)   Why has the fund retained the remaining assets?

         (c)   Will the remaining assets be invested in securities?

                  [  ] Yes          [  ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

                  [  ] Yes          [x] No

         If Yes,

         (a)   Describe the type and amount of each debt or other liability:

         (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV.      INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.      (a)   List the  expenses  incurred  in  connection  with the  Merger or
               Liquidation:

         1.    Merger involving Bartlett Basic Value Fund

                (i)      Legal expenses                                             $ 61,964
                                                                                ------------
                (ii)     Accounting expenses:                                       $  3,000
                                                                                ------------
                (iii)    Other expenses (list and identify separately):
                                  Printing:                                         $  9,960
                                                                                ------------
                                  Proxy solicitation:                               $  4,370
                                                                                ------------
                                  Proxy mailing:                                    $  3,082
                                                                                ------------
                                  Shareholder meeting                               $      0
                                                                                ------------
                                  Miscellaneous                                     $  9,097
                                                                                ------------
                (iv)     Total expenses (sum of lines (i)-(iii) above):             $ 91,473
                                                                                ------------

         2.     Merger involving Bartlett Value International Fund

                (i)      Legal expenses                                             $ 59,657
                                                                                ------------
                (ii)     Accounting expenses:                                       $  3,000
                                                                                ------------
                (iii)    Other expenses (list and identify separately):
                                  Printing:                                         $  9,674
                                                                                -------------
                                  Proxy solicitation:                               $  4,101
                                                                                -------------
                                  Proxy mailing:                                    $  2,771
                                                                                -------------
                                  Shareholder meeting                               $      0
                                                                                -------------


                                       6
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                                  Miscellaneous                                     $  7,622
                                                                                -------------
                (iv)     Total expenses (sum of lines (i)-(iii) above):             $ 86,825

                                                                                -------------

         (b)    How were those expenses allocated?

                100% to Legg Mason Wood Walker, Incorporated.

         (c)    Who paid those expenses?

                Legg Mason Wood Walker, Incorporated paid $178,298.

         (d)    How did the fund pay for unamortized expenses (if any)?

                Not Applicable.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

                  [  ] Yes          [x] No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:


V.       CONCLUSION OF FUND BUSINESS

24.      Is the fund a party to any litigation or administrative proceeding?

                  [  ] Yes          [x] No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

                  [  ] Yes          [x] No

         If Yes, describe the nature and extent of those activities:

VI.      MERGERS ONLY

26.       (a)     State the name of the fund surviving the Merger:

         With respect to the merger  involving  Bartlett  Basic Value Fund,  the


                                       7
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         fund  surviving the merger is Legg Mason  Balanced  Trust,  a series of
         Legg Mason Investors Trust, Inc. With respect to the merger involving Bartlett Value International Fund, the fund surviving the merger is Legg Mason Europe Fund, a series of Legg Mason Global Trust, Inc.

         (b) State the Investment Company Act file number of the fund surviving the Merger:

                File Nos. 811-07692 and 811-07418, respectively.

         (c) If the merger or reorganization agreement has been filed with the Commission, state the number(s), form type used and date the agreement was filed:

                With respect to the merger of Bartlett Basic Value Fund, the merger agreement was filed:

                File Number:      333-52228
                Form Type:        N-14AE
                Date Filed:       December 20, 2000

                With respect to the merger of Bartlett Value International Fund, the merger agreement was filed:

                File Number:      333-52282
                Form Type:        N-14AE
                Date Filed:       December 20, 2000

          (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                  Not Applicable.










                                       8
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                                  VERIFICATION

     The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Bartlett Capital Trust, (ii) she is the Vice President, Treasurer and Secretary of Bartlett Capital Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.


Date: June 19, 2001                      /S/ MARIE K. KARPINSKI
                                         ----------------------
                                         Marie K. Karpinski
                                         Vice President, Treasurer and Secretary
                                         Bartlett Capital Trust